James W. McKenzie, Jr.

Partner

+1.215.963.5134

james.mckenzie@morganlewis.com

August 17, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:                    Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Service

Re:	Tabula Rasa HealthCare, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 21, 2016
File No. 333-208857

Dear Ms. Jacobs:

On behalf of our client, Tabula Rasa HealthCare, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated August 11, 2016, to Dr. Calvin H. Knowlton, Ph.D., Chief Executive Officer of the Company, with respect to the Amendment No. 1 to the Company’s Registration Statement on Form S-1 referred to above (the “Registration Statement”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses.  The page reference appearing in the heading and the Staff’s comment below are references to the Registration Statement. The Company is concurrently filing with this response letter Amendment No. 2 to its Registration Statement (the “Second Amendment”).  For the convenience of the Staff’s review, copies of this letter and the Second Amendment, marked to reflect changes against the Registration Statement that was filed on July 21, 2016, are being delivered to Mitchell Austin.

Risk Factors

Risks Related to Our Common Stock and This Offering

If we are unable to implement and maintain effective internal control over financial reporting…..page 40

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

1.                                      We note your disclosure regarding the material weakness identified in connection with the audit for the year ended December 31, 2015. Please tell us whether out of period adjustments were made in the fourth quarter of 2015 and the periods to which the adjustments, if any, relate. Describe for us how you determined that the material weakness in your valuation process did not impact the valuations used in the year ended December 31, 2014.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that there were no out of period adjustments made in the fourth quarter of 2015.  In addition, the Company advises the Staff that the material weakness identified related to a discrete clerical error in a forecast file and such error was isolated to the forecast file used for the December 31, 2015 valuation.  Such error was not present in the forecast files supporting the valuations used for the year ended December 31, 2014 or any other valuations used throughout the 2015 fiscal year.

Selected Consolidated Financial Data, page 56

2.                                      We note your revised disclosures in footnote (1). Please revise to quantify the adjustments to the pro forma numerator and denominator.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 57 of the Second Amendment to quantify the adjustments to pro forma numerator and denominator in footnote (1) to the Selected Consolidated Financial Data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Results of Operations

Revenue

Service Revenue, page 65

3.                                      You disclose on page 69 that the decline in service revenue for the three months ended March 31, 2016 was due in part to a reduction in manufacturer fees related to the sale of medical utilization data. You describe recognizing such fees when you receive them due to the unpredictable nature of the payments. Please revise to clarify the meaning of “unpredictable nature” in terms of amount, timing, or both.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of the Second Amendment to clarify that the meaning of “unpredictable nature” refers to the amount of fees received.

We hope the foregoing has been responsive to the Staff’s comment.  If you have any questions, please feel free to contact me at (215) 963-5134 or Kevin Shmelzer at (215) 963-5716.

Sincerely,

/s/ James W. McKenzie, Jr.

JWM/avg

c:         Calvin H. Knowlton, Ph.D.
Brian W. Adams
Jeffrey P. Bodle
Kevin S. Shmelzer
Charles S. Kim
Brent B. Siler
Divakar Gupta